DLA Piper Rudnick Gray Cary US LLP
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

Wm. David Chalk
david.chalk@dlapiper.com
T 410.580.4120 F 410.580.3120
June 13, 2006
VIA EDGAR AND HAND DELIVERY
Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:	TeleCommunication Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 10, 2006
Amendment No. 2 to Registration Statement on Form S-3
Filed on June 13, 2006
SEC File No. 333-133018

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2006
Filed May 10, 2006
Quarterly Report on Form 10-Q/A for the Quarter Ended March 31, 2006
Filed on June 13, 2006
SEC File No. 0-30821
Dear Ms. Jacobs:
     This letter is submitted on behalf of TeleCommunication Systems, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (filed May 10, 2006, File No. 333-133018) (the “Amended Registration Statement”) and the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2006 (filed May 10, 2006, File No. 0-30821) (the “Form 10-Q”), as set forth in your letter to Mr. Maurice B. Tosé, dated May 30, 2006. In response to the Staff’s comments, we are filing

Barbara C. Jacobs, Esq.
June 13, 2006

today via EDGAR (i) Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”) and the prospectus included therein and (ii) Form 10-Q/A for the Quarter Ended March 31, 2006 (the “Amended Form 10-Q”). For reference purposes, the text of your letter dated May 30, 2006 has been reproduced herein (in bold) with responses below each numbered comment.
Form S-3
Exhibit 5. Legal Opinion
1.	Staff Comment: Please see our prior comment 2 of our letter dated April 27, 2006. We assume that TeleCommunication has reserved a sufficient number of shares for the issuance of the shares of the Class A Common Stock underlying the warrants. If so, we suggest that this be made clear in the opinion and the second assumption at the top of page 2 be revised to reflect that prior to the issuance of the Warrant Shares, the Company will continue to have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Class A Common Stock.

Company Response: In response to the Staff’s comment, counsel has revised its opinion to address the Staff’s comments.
Form 10-Q for the quarter ended March 31, 2006
Item 4. Controls and Procedures, page 4
2.	Staff Comment: Please include the definition of procedures and controls contained in Rule 13a-15(e) of the Securities Exchange Act of 1934 or set forth in its entirety as in your Form 10-K.

Company Response: In response to the Staff’s comment, the Company has filed the Amended Form 10-Q and revised Item 4. Controls and Procedures therein to include the definition of controls and procedures contained in Rule 13a-15(e) of the Securities Exchange Act of 1934.
Certifications
3.	Staff Comment: Your CEO and CFO have stated in their Exhibit 31 Certifications that they “have reviewed the annual report of Form 10-K.” Since these certifications are for the quarterly report on Form 10-Q, please amend.

Company Response: In response to the Staff’s comment, the Company has refiled the Exhibit 31 Certifications of the Company’s CEO and CFO with the Amended Form 10-Q to state that the Company’s CEO and CFO have reviewed the annual report of Form 10-Q.

Barbara C. Jacobs, Esq.
June 13, 2006

     We and the Company very much appreciate the Staff’s attention to the review of the Company’s responses to the Staff’s comments. Please do not hesitate to contact the undersigned at (410) 580-4120 if you have any questions regarding this letter, the Second Amended Registration Statement or the Amended Form 10-Q.

Sincerely, Wm. David Chalk

Enclosures

cc (w/enclosures):	Hugh Fuller
Maurice B. Tosé
Bruce A. White, Esq.